UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VERDE CLEAN FUELS, INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

15130M 102

(CUSIP Number)

Jonathan Siegler

c/o Bluescape Clean Fuels Holdings, LLC

300 Crescent Court, Suite 1860

Dallas, TX 75201

(469) 398-2200

With a copy to:

Sean T. Wheeler, P.C.

Debbie P. Yee P.C.

Kirkland & Ellis LLP

609 Main St

Houston, TX 77002

February 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130M 102

1.	Name of Reporting Person Bluescape Clean Fuels Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,300,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,300,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 73.14%(2)
14.	Type of Reporting Person OO

(1)	The reported securities (the “Reported Securities”) represent (i) 22,500,000 shares of Class A common stock of the Issuer (“Class A Shares”) issuable upon conversion of 22,500,000 Class C common units (“Class C OpCo Units”) of Verde Clean Fuels OpCo, LLC, a Delaware limited liability company (“OpCo” and a corresponding number of Class C common stock of the Issuer (“Class C Shares”)) and (ii) 800,000 Class A Shares.

(2)	Calculated based on (i) 31,858,620 shares of common stock of the Issuer as of February 15, 2023 as reported on the Issuer’s Form 8-K filed on February 21, 2023, which includes 9,358,620 shares of Class A Shares outstanding and (ii) 22,500,000 shares of Class A Shares issuable upon conversion of 22,500,000 Class C Shares.

CUSIP No. 15130M 102

1.	Name of Reporting Person Bluescape Energy Recapitalization & Restructuring Fund IV LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,300,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,300,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 73.14%(2)
14.	Type of Reporting Person PN

(1)	The Reported Securities represent (i) 22,500,000 shares Class A Shares issuable upon conversion of 22,500,000 Class C OpCo Units of OpCo and a corresponding number of Class C Shares and (ii) 800,000 Class A Shares.

(2)	Calculated based on (i) 31,858,620 shares of common stock of the Issuer as of February 15, 2023 as reported on the Issuer’s Form 8-K filed on February 21, 2023, which includes 9,358,620 shares of Class A Shares outstanding and (ii) 22,500,000 shares of Class A Shares issuable upon conversion of 22,500,000 Class C Shares.

CUSIP No. 15130M 102

1.	Name of Reporting Person Bluescape Energy Partners LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,300,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,300,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 73.14%(2)
14.	Type of Reporting Person OO

(1)	The Reported Securities represent (i) 22,500,000 shares Class A Shares issuable upon conversion of 22,500,000 Class C OpCo Units of OpCo and a corresponding number of Class C Shares and (ii) 800,000 Class A Shares.

(2)	Calculated based on (i) 31,858,620 shares of common stock of the Issuer as of February 15, 2023 as reported on the Issuer’s Form 8-K filed on February 21, 2023, which includes 9,358,620 shares of Class A Shares outstanding and (ii) 22,500,000 shares of Class A Shares issuable upon conversion of 22,500,000 Class C Shares.

CUSIP No. 15130M 102

1.	Name of Reporting Person C. John Wilder
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,300,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,300,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 73.14%(2)
14.	Type of Reporting Person IN

(1)	The Reported Securities represent (i) 22,500,000 shares Class A Shares issuable upon conversion of 22,500,000 Class C OpCo Units of OpCo and a corresponding number of Class C Shares and (ii) 800,000 Class A Shares.

(2)	Calculated based on (i) 31,858,620 shares of common stock of the Issuer as of February 15, 2023 as reported on the Issuer’s Form 8-K filed on February 21, 2023, which includes 9,358,620 shares of Class A Shares outstanding and (ii) 22,500,000 shares of Class A Shares issuable upon conversion of 22,500,000 Class C Shares.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares of the Issuer. The principal executive office of the Issuer is located at 600 Travis Street, Suite 5050, Houston, TX 77002. The Issuer’s Class A Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “VGAS”.

Item 2. Identity and Background

(a) Bluescape Clean Fuels Holdings, LLC (“Holdings”), Bluescape Energy Recapitalization and Restructuring Fund IV LP (“BERR”), Bluescape Energy Partners LLC (“Partners”) and C. John Wilder (“Mr. Wilder” together with Holdings, BERR, and Partners, the “Reporting Persons”).

(b) The principal business address for the Reporting Persons is C/O Bluescape Resources Company LLC, 300 Crescent Court, Suite 1860, Dallas, TX 75201.

(c) The business of the Holdings, BERR and Partners is to either invest in securities or serve as a general partner or management company of an entity that invests in securities. Mr. Wilder has voting and investment discretion with respect to the securities held by Holdings.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Holdings, BERR and Partners are each organized under the laws of the State of Delaware, and Mr. Wilder is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On February 15, 2023, the Issuer consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of August 12, 2022 (the “Business Combination Agreement”), by and among Issuer (formerly, CENAQ Energy Corp. (“CENAQ”)), OpCo, Holdings, Bluescape Clean Fuels Intermediate Holdings, LLC, a Delaware limited liability company (“Intermediate”), and solely, with respect to Section 6.18 thereto, CENAQ Sponsor LLC, a Delaware limited liability company (“Sponsor”). 22,500,000 shares of Class A Shares issuable upon conversion of 22,500,000 Class C Shares described herein were received by the Reporting Persons on February 15, 2023, pursuant to the Business Combination Agreement and the transactions contemplated thereby.

Concurrent with the closing of the Business Combination (the “Closing”), the Reporting Persons also acquired 800,000 Class A Shares, at a price of $10.00 per share, pursuant to a subscription agreement (the “PIPE Subscription Agreement”) entered by and between Holdings and the Issuer on August 12, 2022. Holdings purchased the foregoing securities with its working capital following a capital injection (incremental investment) from the BERR fund.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through one or more of their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to explore, prepare for or implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, evaluating strategic alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer, its subsidiaries and/or any advisors or third parties. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. The Reporting Persons may participate in an auction or similar process regarding any such courses of action (including, but not limited to, an extraordinary corporate transaction) with respect to the Issuer or its subsidiaries, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest and in connection therewith; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating into agreements with Issuer and its subsidiaries. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Except as set forth in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s memorandum of association or bylaws or instruments corresponding thereto or other actions that may impeded the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The Reported Securities are held directly by Holdings. Holdings is a 100% owned subsidiary (portfolio company) of BERR, and Bluescape Energy Partners IV GP LLC is the general partner of BERR. The BERR funds are managed by Partners. Bluescape Resources Company LLC is the parent of Partners and is principally owned and controlled by Mr. Wilder. Thus, BERR, Partners and Wilder may be deemed to have beneficial ownership of the Reported Securities. The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

(c) The information provided or incorporated by reference in Item 3 is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

A&R Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement, dated August 17, 2021 (the “IPO Registration Rights Agreement”), was amended and restated by the Issuer, certain persons and entities holding securities of CENAQ prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Class A Shares and Class C Common Shares pursuant to the Business Combination (together with the Initial Holders, the “Reg Rights Holders”) (as amended and restated, the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, within 60 days after Closing, the Issuer shall use its commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders can demand the Issuer’s assistance with underwritten offerings and block trades, and the Reg Rights Holders are entitled to certain piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by the Issuer if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement. The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the copy thereof filed as Exhibit 99.2 hereto, which is incorporated herein by reference.

OpCo A&R LLC Agreement

In connection with the Closing, the Issuer and Holdings entered into an amended and restated limited liability company agreement of OpCo (the “OpCo A&R LLC Agreement”). The OpCo A&R LLC Agreement provides, among other things, that each Class C OpCo Unit is exchangeable, subject to certain conditions, for one share of Class A common stock, and a corresponding share of Class C common stock will be cancelled in connection with such exchange. The foregoing description of the OpCo A&R LLC Agreement is not complete and is qualified in its entirety by reference to the copy thereof filed as Exhibit 99.7 hereto, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1*	Joint Filing Agreement, dated as of February 27, 2023, by and among the Reporting Persons
99.2	A&R Registration Rights Agreement, by and among the Issuer and the other persons named therein (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 21, 2023).
99.3	Business Combination Agreement, dated as of August 12, 2022, by and among CENAQ, OpCo, Holdings, Intermediate and Sponsor (solely with respect to Section 6.18 thereto) (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 12, 2022).
99.4	Amendment No. 1 to the Business Combination Agreement, dated February 14, 2023 by and among CENAQ, OpCo, Holdings, Intermediate and Sponsor (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 80K, filed with the SEC on February 21, 2023).
99.5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 12, 2022).
99.6	OpCo A&R LLC Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 21, 2023).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2023

BLUESCAPE CLEAN FUELS HOLDINGS, LLC

By:	Bluescape Energy Recapitalization and Restructuring Fund IV LP, its Manager
By:	Bluescape Energy Partners LLC, its General Partner

By:	/s/ C. John Wilder
Name:	C. John Wilder
Title:	Authorized Signatory

BLUESCAPE ENERGY RECAPITALIZATION AND RESTRUCTURING FUND IV LP

By:	Bluescape Energy Partners LLC, its General Partner

By:	/s/ C. John Wilder
Name:	C. John Wilder
Title:	Executive Chairman

BLUESCAPE ENERGY PARTNERS LLC

By:	/s/ C. John Wilder
Name:	C. John Wilder
Title:	Executive Chairman

C. JOHN WILDER

By:	/s/ C. John Wilder
Name:	C. John Wilder